Exhibit 99.2

Corporate Presentation NASDAQ:BDRX May 2023

Disclaimer & Cautionary Language Regarding Forward-Looking Statements

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Risk Factors Investing in our securities includes a high degree of risk . You should consider carefully the specific factors discussed below, together with all of the other information contained in our SEC filings, including the list of risk factors in the Risk Factors section of the Company's Form 20 - F . If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected . This could cause the market price of our securities to decline and could cause you to lose all or part of your investment . Risks include but are not limited to : • We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future . • Our requirement for additional financing in the short - term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern . • The effects of health epidemics, including the ongoing global coronavirus COVID - 19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business . • We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States . • Our operations are in early - stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable . • We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union . • In 2020 , our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX 110 product, was terminated by Secura Bio, Inc . , or Secura Bio . Because of this, we believe that the relevant Secura Bio patents may delay a launch of MTX 110 , which could have a material adverse effect on our business, financial condition and results of operations . • Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates . • Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results . • We expect to seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans . • Recently enacted and future legislation in the US and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates . • Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured . • We rely on third parties to conduct our preclinical and clinical trials . If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed . • If we cannot meet NASDAQ's continued listing requirements, NASDAQ may delist our American Depositary Shares ("ADSs"), which could have an adverse impact on the liquidity and market price of our ADSs . • There can be no assurance that the transaction between Biodexa and Varian Biopharmaceuticals, Inc . (“VarianBio”) will be consummated or that any definitive agreement will be executed by the parties with respect to any proposed transaction . Failure to execute any such definitive agreement and/or complete the transaction could have an adverse effect on Biodexa’s stock price, business, financial condition, results of operations or prospects . • Biodexa and VarianBio will incur significant transaction costs in connection with the transaction . Biodexa may fail to realize some or all of the anticipated benefits of the proposed transaction with VarianBio, which may adversely affect the value of Biodexa’s securities . 3

Transaction Overview On May 18, 2023, Biodexa Pharmaceuticals PLC (NASDAQ:BDRX) and Varian Biopharmaceuticals Inc., a Delaware corporation (“VarianBio” or “VB”) entered a non - binding LOI for Biodexa to potentially acquire VarianBio, a targeted oncology therapies company. Building a portfolio of high value, clinical - stage rare / orphan / oncology assets 1. Prior to raising the minimum $7MM discussed in slide 5. 2. See slide 24 for pro forma calculations. Transaction Overview Stock - for - Stock Structure: BDRX – 67% 2 VarianBio – 33% Pro - Forma Ownership 1 : Mid - year 2023, subject to completion of due diligence and definitive documentation Expected Timing: 4

Financing Requirements: • $7.0MM for IND - enabling and proof - of - concept study in VAR101 Consideration to VarianBio's debt holders and equity holders: 10MM ADS At closing of contemplated transaction: Contingent consideration: 3MM ADS Initiation of first pivotal study of VB product: 3MM ADS First FDA approval of VB product: Transaction Terms Non - Binding LOI 5

VarianBio
A Precision Oncology Company

VarianBio

VarianBio is developing two formulations of a potential high-potency, specific, atypical aPKCi inhibitor.

Novel Protein Kinase Target

Atypical Protein Kinase C iota (aPKCi) inhibitor	
VAR-101	**VAR-102**
Topical Application	Oral Agent
Basal Cell Carcinoma ("BCC")	Solid Tumors / AML
Pre-Clinical	Pre-Clinical
Focused on getting VAR-101 into first-in-man clinical trial in BCC	

- PKCi is required for growth of multiple forms of human cancer including basal cell carcinoma (BCC), cutaneous T-cell lymphoma (CTCL), pancreatic, non small cell lung cancer (NSCLC), acute myeloid leukemia (AML) and others
- Active ingredient in VAR-101/102 has demonstrated dose dependent anti-tumor activity in murine and human BCC cell lines
- IP, compounds and advanced pre-clinical data package developed by Cancer Research UK

CANCER RESEARCH UK

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BDRX + VarianBio

Development Pipeline

		Indication	Preclinical	Phase 1	Phase2	Next Milestone
INITIAL FOCUS	**MTX110** (panobinostat) biodexa	Diffuse Midline Glioma	▶	▶		IND for DMG Phase II submission Q3-2023
INITIAL FOCUS	**MTX110** (panobinostat) biodexa	Glioblastoma	▶	▶		Phase I PFS data Q3-2023
INITIAL FOCUS	**VAR-101** (topical aPKi inhibitor) VarianBio	Basal Cell Carcinoma	▶			Completion of final IND-enabling skin tox studies Q4-2023
	MTX110 (panobinostat) biodexa	Medulloblastoma	▶	▶		Phase I safety data H2-2024
	VAR-102 (Systemic aPKCi inhibitor) VarianBio	Solid Tumours / AML	▶			Completion of IND enabling studies H1-2024
	MTD217 (Panobinostat + OXPHOS inhibitor) biodexa	Leptomeningeal Disease	▶			Pre-clinical data in orthotopic LMD model Q3-2023

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Q2’ 23 Q3’ 23 Q4’ 23 Anticipated Catalysts 8 Q1’ 23 MTX110 DSMB clearance to escalate rGBM dose to 90 μ M VAR - 101 Delivery of GLP topical gel for IND - enabling tox studies H1’ 24 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION MTX110 Final patient in ‘203 Phase I study in DMG MTX110 IND for DMG Phase II submission MTX110 Cohort A PFS data in rGBM MTX110 Cohort B (with lomustine ) PFS data in rGBM MTX110 DMG Phase II FPFV VAR - 101 Completion of final IND - enabling skin tox studies VAR - 101 File IND for BCC VAR - 101 BCC Phase I FPFV Multiple pre - clinical data expected from MTD217 program

MTX110

• In a screen of 83 drugs panobinostat was among the most effective agents 1 • Convection - enhanced delivery (CED) to directly infuse panobinostat into the pons of a DMG orthotopic xenograft model showed: • A marked effect on the rate of DMG xenograft growth 1 • Significantly prolonged survival compared to controls 1 1. Grasso at al; Functionally - defined Therapeutic Targets in Diffuse Intrinsic Pontine Glioma; at Med. 2015 June ; 21(6): 555 – 55 9. doi:10.1038/nm.3855. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION MTX110 Rationale for Panobinostat 10

Delivered directly into tumor Drug bypasses blood brain barrier Re - fillable implanted pump Optimized Therapeutic Dose with Minimal Potential for Systemic Exposure MTX110 Product Concept 11

MTX110 Diffuse Midline Glioma (DMG) Opportunity • Significant unmet medical need • About 300 children diagnosed in the US pa 1 , over 1,100 worldwide 2 • Median survival of approximately 10 months [ref] • Resection not possible, no effective treatment 3 • Phase I programme: • ‘201 study (UCSF) n=7 showed • ‘203 study (Columbia) n=9 recruiting final patient • Phase II planning in progress Gd - MRI showing CED targeted delivery of MT X110 to brainstem tumour 1. Dana - Farber Cancer Institute 2. DIPG International Registry 3. DIPG.org CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION 12

MTX110 Diffuse Midline Glioma (DMG) – Clinical Data 13 CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION 1. Jansen et al, 2015. Neuro - Oncology 17(1):160 - 166 The median overall survival (OS) for cohort was 26.1 months (95% CI) Median survival based on a cohort of 316 cases was 10.0 months 1

MTX110 Glioblastoma (GBM) Opportunity • Most common and aggressive form of brain cancer in adults • Survival with standard of care treatment ranges from approximately 13 to 30 months depending on MGMT methylation. • Standard of care: resection, radiation, limited drug options • Near 100% recurrence • More than 13,000 GBM diagnoses were expected in US in 2022 1 • Difficult to clearly define incidence as it varies on reports, but the range includes 3 - 4 per 100,000 2 • Global GBM treatment market valued at US$ 2.14 billion in 2020, expected to grow at 8.8% pa through 2028 3 1. National Brain Tumor Society 2. Cancers | Free Full - Text | Epidemiology of Glioblastoma Multiforme–Literature Review (mdpi.com) 3. Grand View Research CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION 14

MTX110 Glioblastoma (GBM) Pre - clinical Data 15 • Problem: • Many drug failures due to poor BBB penetration • Potential Solution: • MTX110 is delivered intra - tumorally at high doses via CED, by - passing BBB • Compelling mechanism and preclinical evidence of efficacy in GBM models • Encouraging data from DIPG studies • Phase I (MAGIC – G1 study) recruiting : • Two centers: Duke and MD Anderson Baptist • Open label, dose escalation • Two cohorts: MTX110, then MTX110 plus lomustine • First data readout expected Q3 2023 Figure 2. MTX110 is highly potent at therapeutically feasible concentrations in four patient - derived GBM cell lines Figure 1. Tumour volume data from IDH1 mutated tumour bearing mice resulted in a significant reduction in tumour growth compared to control. CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION

VAR - 101 & VAR - 102

• Target canonical Hedgehog ( Hh ) pathway downstream of SMO inhibitors. aPKCi activation of transcription factor GLI - 1 regulates BCC growth, in vitro 1 . • Elevated levels of GLI - 1 in cancer are driven by non - canonical pathways, including RAS - RAF - MEK, TGFb and PI3K - AKT - mTOR. 2 • Several research groups have demonstrated that KRAS and TGFb signaling pathways, prominently involved in PDAC tumorigenesis, regulate expression of GLI - 1 target genes in mouse PDAC. 3 • Preliminary data demonstrates PKCi inhibitors modulate BCC cell viability in line with GLI - 1 pathway modulation, in vitro . 4 References 1. Nature. 2013; 494(7438):484 - 8 2. Avery, Zhang, Boohaker (2021) GLI1: A Therapeutic Target for Cancer. Front. Oncol. 11:673154 3. Genes Dev. 2009; 23(1):24 - 36, PNAS2012; 109(17): E1038 - E1047, Jbiol Chem. 2013; 288(17):11786 - 94, Cancer Res 2017, Jan 15; 77(2):320 - 329 4. JCI Insight. 2017; 2(21). Pii:97071 VAR - 101 Rationale for aPKCi Inhibitors 17

VAR - 101 Basal Cell Carcinoma: Opportunity • Skin cancer that arises from basal cells, small round cells found in the epidermis. • Most common cancer in humans in the US, Europe, and Australia. – ~80% of all skin cancers are BCC – 4.3 million cases of BCC are diagnosed in the U.S. each year, resulting in more than 2,000 deaths – 1.1 million Mohs surgeries performed in the US annually • Greater than $5 billion in annual costs – 5th most costly cancer for US Medicare • Risk of secondary BCC is 44% in 3 years • American Cancer Society (ACS) www.cancer.org • Curr Dermatol Rep. 2014; 3(1): 40 – 45 • Ridky , 2007; ACS, 2012; Rubin et al, 2005; Housman et al, 2003; Christenson et al, 2005; Marcil et al, 2000. 18

VAR - 101 Pre - clinical Data VAR - 101: Evidence of Dose - dependent Modulation of BCC Cell Viability and Gli - 1 mRNA, in vitro Gli - 1 mRNA 6 - hour treatment 24 - hour treatment VAR - 101 BSC1 Viability • Relatively consistent profile in panel of murine and human BCC cell lines • All BCCs express Gli - 1 and aPKC 19

VAR - 102 Rationale for Solid Tumors / AML • Plan to pursue systemic tumor indications in a “basket” solid tumor Phase 1 trial • Biomarker - driven approach targeting aPKCi / Gli - 1 / K - RAS positive tumors • BCC appears to help form clinical ”biomarker” training data set for solid tumors • Target indications include NSCLC, CRC, Pancreatic, Sarcoma and other solid tumors (pre - clinical work to validate AML hypothesis) • No potent, selective aPKCi inhibitors are currently known to being tested in the clinic According to Cancer Cell, Aug 2019, Yin et al. Mayo Clinic • Lung cancer develops through both PKCi - dependent and PKCi - independent path - ways • This results in tumors exhibiting distinct oncogenic signaling and pharmacologic vulnerabilities Multiple aPKCi / GLI - 1 and KRAS Positive Opportunities 20

VAR - 102 Pre - clinical Data in NSCLC Models Dose - related Anti - Tumor Activity Observed in H1703 - ISO NSCL (SCC) Xenografts in Nude Mice 21

VAR - 102 Pre - clinical Data in Small Animal Models Species Dose (iv/po, mg/kg) CL (mL/min/kg) Vd (L/kg) Iv t1/2 (h) Cmax at top dose (ng/mL) F (%) Mouse 1/10 205 11.2 0.6 62 37 Rat 5/55 12 ± 5 4.7 ± 2.9 3.7 ± 0.9 699 ± 76 13 ± 2 Dog 1/3 & 10 4.33 8.51 ± 3.1 23.0 ± 4.12 730 ± 172 92 ± 10.4 Monkey 1/3 & 10 18.2 ± 4.68 4.7 ± 1.18 3.93 ± 0.37 199 ± 9.29 38.9 ± 1.2 IV and PO Pharmacokinetic (PK) Profiles in Mice, Rats, Dogs and Monkeys • In rat dose - related increases in exposure ( Cmax and AUC) were observed to 100 mg/kg po, well in excess of the plasma activity levels observed in anti - tumor studies in mice • The plasma exposure in dog at 3 mg/kg po is sufficient to cover the exposures required for in vivo anti - tumor activity models in mice • No emesis observed in dog PK studies 22

PRO - FORMA CAP TABLE

Pro - Forma Cap Table as of May 19, 2023 Excluding $7MM Financing Requirements 24 Combined company will have zero debt ADSs WAV Ex. Price BDRX VarianBio Pro Forma Outstanding 20,635,882 20,635,882 67% 56% Consideration 10,000,000 10,000,000 33% 27% ISSUED 20,635,882 10,000,000 30,635,882 100% 83% Warrants 13.72$ 404,602 404,602 1% Options 42.51$ 24,296 24,296 0% Contingent consideration 6,000,000 6,000,000 16% FULLY DILUTED 21,064,781 16,000,000 37,064,781 100% Ownership

Investment Summary • Clinical - stage company focused on therapeutics for rare and orphan / oncology • Main programs represent significant unmet need / commercial opportunities • Focused on a suite of delivery technologies • Multiple near - term catalysts • Funding to proof - of - concept • Plan for roll - up of additional assets (with attendant financing) 25 Upon signals of activity in a Phase 1 study in Gorlin Syndrome with its topical SMO inhibitor, Pellepharm inked a $ 760 million deal with LEO Pharma ( $ 70 million up front, and $ 690 million in milestones plus a double - digit royalty) Valuation Comparable

Appendix 26

MTX110-V0024P

Inhibition of HDAC by MTX110



THP-1 cells
HDAC Class I/II Activity (%)
120
110
100
90
80
70
60
50
40
30
20
10
0
-11
-10
-9
-8
-7
-6
-5
-4
Log[Compound] (M)
MBLB-192-03a
MBLB-192-03b
MBLB-192-03a MBLB-192-03b
HILLSLOPE -1.058 -0.8359
EC50 1.085e-008 2.613e-009

IC_{50} MTX110-10.9nM and panobinostat DMSO 2.61nM against HDAC Class I/II enzymes demonstrating that complexation of panobinostat to HPBCD did not alter its HDAC inhibition activity.

Activity of MTX110 was assessed against HDAC class I/II in ThP cell line in vitro, followed by assessing MTX110 activity against specific HDAC isoforms (1-11) in vitro

ThP1 cells were cultured in the presence of either panobinostat (MBLB-192-03b) or MTX110 (MBLB-192-03a) for 1h over a range of concentrations (0.1nM-10μM, n=2/ concentration) and assayed using fluorescence based HDAC-Glo assay.

IC_{50} for HDAC enzyme inhibition (nM)

HDAC 1	HDAC 2	HDAC 3	HDAC 4	HDAC 5	HDAC 6	HDAC 7	HDAC 8	HDAC 9	HDAC 10	HDAC 11
Panobinostat (MTX110)										
8.6	16	4.0	567	110	7.5	1820	56	927	20	1380
Panobinostat (DMSO)										
1.6	5.0	0.8	1550	166	1.8	3680	52	1040	13	1670

In a separate experiment, panobinostat and MTX110 were assessed against HDAC 1-11. Both compounds demonstrated activity across all 11 HDAC isoforms.

Potency was highest against Class I (HDAC1, HDAC2, HDAC3, and HDAC8) and IIb (HDAC6 and HDAC10) isoforms for both forms of panobinostat.

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MTX110 - V0287P Cytotoxicity in DMG Cell Lines • MTX110 was cytotoxic with IC 50 values in the low nM range, across a range of DIPG and GBM cell lines, with varying mutation status profiles Table shows major mutations across cell lines and respective IC 50 values for cytotoxicity in response to MTX110 The cytotoxicity effects of MTX110 +/ - gadolinium in a range of patient derived DIPG and HGG cells. Cell lines were incubated with MTX110 over a range of concentrations for up to 72h Cell lines used in the study : SF8628 SF188 SF10693 KNS42 SF10423 HSJD DIPG - 007 SF9867 28

MTX - 110 in vivo DIPG and GBM models

MTX110-R0288P

Efficacy in an orthotopic DIPG Rat Model

- CED infusion of MTX110 @100µM twice weekly extended survival to 64 days compared with 52 days in control group ($p<0.037$).


SF8628 MTX110 CED (100uM)
Control
MTX110(100um) CED
Percent survival
100
50
0
0
50
100
150
Days after treatment start

- Kaplan Meier survival plots from DIPG orthotopic rats demonstrating extended 50% survival to 64 days compared with 52 days in control group ($p<0.037$).

Six-week-old male athymic rats were injected intracranially with SF8628-luc DIPG cell suspensions and tumour growth measured by bio illuminescence (BLI). When BLI signals reached approximately x106 photons, rats (n=10/group) were randomized into 2 groups:

1) vehicle control

2) MTX110 100µM panobinostat.

All rats tolerated the infusions well and there were no adverse clinical signs attributable to MTX110.

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MTX110-M0221P

Efficacy in an ectopic GBM Mouse Model

- Systemic administration of MTX110 resulted in non significant extensions in survival in an IDH1 Wild Type GBM tumour mouse model



1000
800
600
400
200
0
TumVolume (mm3)
0
5
10
15
20
25
30
Days
Control
MTX110

MTX110 resulted in a non-significant reduction in tumour growth compared to control (T-C 10.75 days p> 0.05)

Six-week-old male and female athymic mice (BALB/c (nu/nu) were injected subcutaneously at an injection volume of 50 µL with D08-0308MG cells (IDH1 WT).

When tumour volume reached 100-300mm3, mice (8-10/group) were stratified to either vehicle (control) or MTX110 15/mg/kg I.P. 5 days weekly for 3 weeks (the maximum tolerated dose). Measurements of tumour size were taken twice weekly until the animal reached the prescribed humane survival endpoint of tumour volume 5X volume at the start of treatment.

The median growth delay was calculated as T-C, which is defined as the difference in days in the median time required for tumours in treated (T) animals and control (C) to reach a volume five times greater than that measured at the start of treatment

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MTX110-R0250K
Distribution of MTX110 after single CED administration

Brain panobinostat was highest in the convected region of the brain.
Concentrations declined after cessation of CED with a calculated half life of 2h.



3000
2000
1000
0
Panobinostat conc. (ng/g)
0
10
20
30
Hours

Tissue clearance of Panobinostat after CED delivery of MTX110 into the striatum showed decline in concentration after CED with a half life of 2h but still measurable after 24h.

Brain panobinostat concentrations were measured (n = 3/time) at time 0, 2, 4, 8 04 24 hours post dose.

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MTX110 Medulloblastoma Background • Cancerous brain tumour that starts in the cerebellum in the lower back part of the brain • Most common cancerous brain tumour in children • Accounts for 15 - 20% of childhood brain tumours 2 • 5 - year relative survival rate for children age 14 and younger of 72% • About 500 children in the United States 1 and 650 in Europe 2 are diagnosed with medulloblastoma each year 1. Cancer.Net Epidemiology of Glioblastoma Multiforme – Literature Review (MDPI) 2. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8773789/ CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION 33

MTD217 Leptomeningeal Disease (LMD) Background • Cancer in the cerebrospinal fluid and leptomeninges caused by metastases • Most commonly arises from breast and lung cancers • Approximately 5% of people who have cancer develop 1 LMD • No effective treatments currently exist for LMD • With treatment, survival is just three to six months after diagnosis 1 1. https://my.clevelandclinic.org/health/diseases/22737 - leptomeningeal - disease CONFIDENTIAL – NOT FOR PUBLIC DISTRIBUTION 34

aPKCi Rational Drug Design Key Attributes of Active Pharmaceutical Agent x Molecules designed through med chem, SAR, and in vitro and in vivo testing x Specific downstream targeting of aPKCi effects and evidence of resistance x Associated biomarkers: aPKCi, Gli - 1 mRNA, other phosphorylation components x Strong cytoplasmic and nuclear activity observed in line with published tool compounds x Low toxicity with high and repeat dosing observed in murine and large animal models x Dose dependent potential and potential biomarker activity observed across in vitro murine and human BCC cells lines and in explanted human BCC cells from Moh’s sections Value Attributable To Cancer Research UK/CRT Research and Collaborations 35